EXHIBIT 2
DIRECTORS
OF
PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

The following is a list of all of the directors of Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management”) and certain other information with respect to each such director.  To the best knowledge of Pontifax Management, each person is a citizen of the State of Israel.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of any corporation or organization in which such employment is conducted
Tomer Kariv	Director	Pontifax Management, Venture Capital Fund*
Ran Nussbaum	Director	Pontifax Management, Venture Capital Fund*

* Business address is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.